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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-3
                               (AMENDMENT NO. 3)
  RULE 13E-3 TRANSACTION STATEMENT(PURSUANT TO SECTION 13(E) OF THESECURITIES
                             EXCHANGE ACT OF 1934)

                               ----------------

                           RHONE-POULENC RORER INC.
                               (NAME OF ISSUER)

                               ----------------

                           RHONE-POULENC RORER INC.
                               RP VEHICLE, INC.
                              RHONE-POULENC S.A.
                     (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

                        COMMON STOCK, WITHOUT PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                  76242T 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

             YVES BRISSY                           RICHARD T. COLLIER
         RHONE-POULENC S.A.                     RHONE-POULENC RORER INC.
        25, QUAI PAUL DOUMER                         500 ARCOLA ROAD
   92408 COURBEVOIE CEDEX, FRANCE                COLLEGEVILLE, PA 19426
         011-331-47-68-12-34                         (610) 454-3862

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH COPIES TO:
     HUBERTUS V. SULKOWSKI, ESQ.             MARGARET L. WOLFF, ESQ.
         SHEARMAN & STERLING           SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
   114, AVENUE DES CHAMPS-ELYSEES                919 THIRD AVENUE
         75008 PARIS, FRANCE                    NEW YORK, NY 10022
         011-331-53-89-70-00                      (212) 735-3000


                          CREIGHTON O'M. CONDON, ESQ.
                              SHEARMAN & STERLING
                             599 LEXINGTON AVENUE
                              NEW YORK, NEW YORK
                                (212) 848-4000

  This statement is filed in connection with (check the appropriate box):

  a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b. [_] The filing of a registration statement under the Securities Act of 1933.

  c. [_] A tender offer.

  d. [_] None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

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                                 INTRODUCTION

  This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on August 22, 1997 (as amended by Amendment No. 1 thereto filed on October 2, 1997, Amendment No. 2 thereto filed on October 8, 1997 and this Amendment No. 3, the "Schedule 13E-3") is being filed by (i) Rhone-Poulenc S.A., a societe anonyme organized under the laws of the Republic of France ("Purchaser"), (ii) RP Vehicle, Inc., a Pennsylvania corporation ("Merger Subsidiary") and (iii) Rhone-Poulenc Rorer Inc., a Pennsylvania corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the proposed merger (the "Merger") of Merger Subsidiary with and into the Company pursuant to the terms and conditions of the Agreement and Plan of Merger, dated August 19, 1997, among Purchaser, Merger Subsidiary and the Company (the "Merger Agreement"), a copy of which has been previously filed as Exhibit (c)(3) to this Schedule 13E-3. Upon consummation of the Merger (a) Merger Subsidiary shall be merged with and into the Company, with the Company as the surviving corporation, and (b) each share ("Share") of common stock, without par value, of the Company (other than Shares owned directly or indirectly by Purchaser) shall be cancelled and, subject to dissenters rights, shall be converted into the right to receive $97 per Share in cash payable, without interest, to the holder of such Share. The Merger is the second and final step in the acquisition of the entire common equity interest in the Company by Purchaser pursuant to the Merger Agreement. The first step pursuant to the Merger Agreement was a tender offer (the "Offer") by Purchaser pursuant to which Purchaser acquired 46,138,374 Shares for $97 per Share in cash. As a result of the completion of the Offer and purchase of Shares pursuant thereto and prior purchases of Shares, Purchaser owns 141,222,394 Shares (constituting approximately 98.53% of the issued and outstanding Shares).

  The following Cross Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the definitive proxy statement filed by the Company with the Securities and Exchange Commission contemporaneously herewith (including all annexes and schedules thereto, the "Definitive Proxy Statement") of the information required to be included in this Schedule 13E-3. The information set forth in the Definitive Proxy Statement, a copy of which is filed as Exhibit (d)(12) hereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Definitive Proxy Statement.

                             CROSS REFERENCE SHEET

 ITEM IN SCHEDULE 13E-3  WHERE LOCATED IN DEFINITIVE PROXY STATEMENT
 ----------------------  -------------------------------------------

Item 1(a)........................  Cover Page and "SUMMARY OF PROXY STATE-
                                   MENT--Parties to the Merger Agreement"

Item 1(b)........................  Cover Page, "SUMMARY OF PROXY STATEMENT--
                                   Vote Required; Record Date" and "INTRODUC-
                                   TION--Voting at the Special Meeting"

Items 1(c) and (d)...............  "SUMMARY OF PROXY STATEMENT--Market Prices
                                   and Dividends"

Item 1(e)........................  *

Item 1(f)........................  "TRANSACTIONS BY CERTAIN PERSONS IN SHARES"

Items 2(a)-(d) and (g)...........  Cover Page, "SUMMARY OF PROXY STATEMENT--
                                   Parties to the Merger Agreement", "INTRO-
                                   DUCTION--General", "BUSINESS OF THE COMPA-
                                   NY", "MANAGEMENT OF PURCHASER, MERGER SUB-
                                   SIDIARY AND THE COMPANY" and "INFORMATION
                                   CONCERNING PURCHASER AND MERGER SUBSIDIARY"

Items 2(e) and (f)...............  *

Item 3(a)........................  "THE MERGER--Background of the Merger",
                                   "THE MERGER--Interests of Certain Persons in the Merger", "THE MERGER--The Merger Agreement", "RELATED PARTY TRANSACTIONS" and "CERTAIN INFORMATION CONCERNING PUR-CHASER AND MERGER SUBSIDIARY"

Item 3(b)........................  "INTRODUCTION--General", "THE MERGER--Back-
                                   ground of the Merger", "THE MERGER--Plans for the Company After the Merger; Certain Effects of the Offer and the Merger", "THE MERGER--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and Merger", "THE MERGER--The Merger Agreement", "CERTAIN INFORMATION CONCERNING PURCHASER AND MERGER SUBSIDIARY" and "ADDITIONAL AVAILABLE INFORMATION"

Item 4(a)........................  Cover Page, "SUMMARY OF PROXY STATEMENT--
                                   The Merger", "INTRODUCTION", "THE MERGER--
                                   Background of the Merger", "THE MERGER--
                                   Payment for Shares of Common Stock" and
                                   "THE MERGER--The Merger Agreement"

Item 4(b)........................  *

Items 5(a)-(e)...................  "INTRODUCTION--General", "THE MERGER--Back-
                                   ground of the Merger", "THE MERGER--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and Merger", "THE MERGER--Plans for the Company After the Merger; Certain Effects of the Merger and the Offer" and "THE MERGER--The Merger Agreement"

 ITEM IN SCHEDULE 13E-3  WHERE LOCATED IN DEFINITIVE PROXY STATEMENT
 ----------------------  -------------------------------------------

Items 5(f) and (g)...............  "THE MERGER--Plans for the Company After
                                   the Merger; Certain Effects of the Merger and the Offer"

Item 6(a)........................  "SUMMARY OF PROXY STATEMENT--Financing of
                                   the Merger" and "FINANCING OF THE MERGER"

Item 6(b)........................  "THE MERGER--Fees and Expenses"

Item 6(c)........................  "SUMMARY OF PROXY STATEMENT--Financing of
                                   the Merger" and "FINANCING OF THE MERGER"

Item 6(d)........................  *

Item 7(a)........................  "INTRODUCTION--General", "THE MERGER--Back-
                                   ground of Merger", "THE MERGER--Purpose and Structure of the Offer and the Merger; Rea-sons of Purchaser for the Offer and the Merger", "THE MERGER--Plans for the Company After the Merger; Certain Effects of the Merger and the Offer" and "THE MERGER--The Merger Agreement"

Item 7(b)........................  "THE MERGER--Recommendation of the Company
                                   Board; Fairness of the Offer and the Merg-er" and "THE MERGER--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger".

Items 7(c) and (d)...............  "INTRODUCTION--General", "THE MERGER--Back-
                                   ground of the Merger", "THE MERGER--Recom-mendation of the Company Board; Fairness of the Offer and the Merger", "THE MERGER-- Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "THE MERGER--Plans for the Company After the Merger; Certain Effects of the Offer and the Merger" and "THE MERG-ER--Certain U.S. Federal and French Income Tax Consequences"

Items 8(a)-(e)...................  "INTRODUCTION--General", "INTRODUCTION--
                                   Voting at the Special Meeting", "THE MERG-
                                   ER--Background of the Merger", "THE MERG-
                                   ER--Recommendation of the Company Board;
                                   Fairness of the Offer and the Merger", "THE
                                   MERGER--Position of Purchaser Regarding
                                   Fairness of the Offer and the Merger" and "THE MERGER--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and Merger".

Item 8(f)........................  *

Items 9(a)-(c)...................  "THE MERGER--Background of the Merger",
                                   "THE MERGER--Recommendation of the Company
                                   Board; Fairness of the Offer and the Merg-er", "THE MERGER--Opinion of Goldman, Sachs & Co." and "THE MERGER--Position of Pur-chaser Regarding Fairness of the Offer and the Merger".

 ITEM IN SCHEDULE 13E-3  WHERE LOCATED IN DEFINITIVE PROXY STATEMENT
 ----------------------  -------------------------------------------

Item 10(a).......................  "OWNERSHIP OF SHARES" and "INFORMATION CON-
                                   CERNING PURCHASER AND MERGER SUBSIDIARY"

Item 10(b).......................  "TRANSACTIONS BY CERTAIN PERSONS IN SHARES"

Item 11..........................  "INTRODUCTION--General", "THE MERGER--Back-
                                   ground of the Merger", "THE MERGER--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "THE MERGER--Plans for the Company After the Merger; Certain Effects of the Offer and the Merger", "THE MERGER--The Merger Agreement", "OWNERSHIP OF SHARES" and "INFORMATION CONCERNING PURCHASER AND MERGER SUBSIDIARY"

Items 12(a) and (b)..............  "INTRODUCTION", "THE MERGER--Background of
                                   the Merger", "THE MERGER--Recommendation of the Company Board; Fairness of the Offer and the Merger", "THE MERGER--Interests of Certain Persons in the Merger" and "OWNER-SHIP OF SHARES"

Item 13(a).......................  "THE MERGER--Rights of Dissenting Share-
                                   holders", "THE MERGER--The Merger Agree-ment" and Annex B to the Preliminary Proxy Statement

Item 13(b).......................  *

Item 13(c).......................  *

Item 14(a).......................  "SELECTED FINANCIAL INFORMATION OF THE COM-
                                   PANY"

Item 14(b).......................  *

Item 15(a).......................  "THE MERGER--Background of the Merger",
                                   "THE MERGER--Recommendation of the Company
                                   Board; Fairness of the Offer and the Merg-er", and "THE MERGER--Plans for the Company After the Merger; Certain Effects of the Offer and the Merger"

Item 15(b).......................  "THE MERGER--Opinion of Goldman, Sachs &
                                   Co." and "THE MERGER--Fees and Expenses"

Item 16..........................  Definitive Proxy Statement in its entirety

Item 17..........................
                                   *
--------
*The Item is located in the Schedule 13E-3 only.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

  (a) The name of the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction is Rhone-Poulenc Rorer Inc., a Pennsylvania corporation, which has its principal executive offices at 500 Arcola Road, Collegeville, Pennsylvania 19426-0107. All cross references in this Schedule 13E-3 refer to captions in the Definitive Proxy Statement.

  (b) The relevant information set forth on the Cover Page and under the captions "SUMMARY OF PROXY STATEMENT--Vote Required; Record Date" and "INTRODUCTION--Voting at the Special Meeting" is incorporated herein by reference.

  (c) and (d) The relevant information set forth under the captions "SUMMARY OF PROXY STATEMENT--Market Prices and Dividends" is incorporated herein by reference.

  (e) Not applicable.

  (f) The relevant information set forth under the caption "TRANSACTIONS BY CERTAIN PERSONS IN SHARES" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is being filed by Purchaser, Merger Subsidiary and the Company. The relevant information set forth on the Cover Page and under the captions "SUMMARY OF PROXY STATEMENT--Parties to the Merger Agreement", "INTRODUCTION--General", "BUSINESS OF THE COMPANY", "MANAGEMENT OF PURCHASER, MERGER SUBSIDIARY AND THE COMPANY" and "INFORMATION CONCERNING PURCHASER AND MERGER SUBSIDIARY" is incorporated herein by reference.

  (e)-(f) During the last five years, none of Purchaser, Merger Subsidiary or Company, nor, to the best knowledge of Purchaser, Merger Subsidiary or Company, any of the persons listed under the caption "MANAGEMENT OF PURCHASER, MERGER SUBSIDIARY AND THE COMPANY" has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

  (a) The relevant information set forth under the captions "THE MERGER-- Background of the Merger", "THE MERGER--Interests of Certain Persons in the Merger", "THE MERGER--The Merger Agreement", "RELATED PARTY TRANSACTIONS" and "CERTAIN INFORMATION CONCERNING PURCHASER AND MERGER SUBSIDIARY" is incorporated herein by reference.

  (b) The relevant information set forth under the captions "INTRODUCTION-- General", "THE MERGER--Background of the Merger", "THE MERGER--Plans for the Company After the Merger; Certain Effects of the Offer and the Merger", "THE MERGER--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "THE MERGER--The Merger Agreement", "CERTAIN INFORMATION CONCERNING PURCHASER AND MERGER SUBSIDIARY" and "ADDITIONAL AVAILABLE INFORMATION" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a) The relevant information set forth on the Cover Page and under the captions "SUMMARY OF PROXY STATEMENT--The Merger", "INTRODUCTION", "THE MERGER--Background of the Merger", "THE MERGER--Payment for Shares of Common Stock" and "THE MERGER--The Merger Agreement" is incorporated herein by reference.

  (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(e) The relevant information set forth under the captions
"INTRODUCTION--General", "THE MERGER--Background of the Merger", "THE MERGER-- Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "THE MERGER--Plans for the Company After the Merger; Certain Effects of the Merger and the Offer" and "THE MERGER--The Merger Agreement" is incorporated herein by reference.

  (f) and (g) The relevant information set forth under the caption "THE MERGER--Plans for the Company After the Merger; Certain Effects of the Merger and the Offer" is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

  (a) The relevant information set forth under the captions "SUMMARY OF PROXY STATEMENT--Financing of the Merger" and "FINANCING OF THE MERGER" is incorporated herein by reference.

  (b) The relevant information set forth under the caption "THE MERGER--Fees and Expenses" is incorporated herein by reference.

  (c) The relevant information set forth under the captions "SUMMARY OF PROXY STATEMENT--Financing of the Merger" and "FINANCING OF THE MERGER" is incorporated herein by reference.

  (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

  (a) The relevant information set forth under the captions "INTRODUCTION-- General", "THE MERGER--Background of Merger", "THE MERGER--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "THE MERGER--Plans for the Company After the Merger; Certain Effects of the Merger and the Offer" and "THE MERGER--The Merger Agreement" is incorporated herein by reference.

  (b) The relevant information set forth under the captions "THE MERGER-- Recommendation of the Company Board; Fairness of the Offer and the Merger" and "THE MERGER--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger" is incorporated herein by reference.

  (c) and (d) The relevant information set forth under the captions "INTRODUCTION--General", "THE MERGER--Background of the Merger", "THE MERGER-- Recommendation of the Company Board; Fairness of the Offer and the Merger", "THE MERGER--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "THE MERGER--Plans for the Company After the Merger; Certain Effects of the Offer and the Merger" and "THE MERGER--Certain U.S. Federal and French Income Tax Consequences" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

  (a)-(e) The relevant information set forth under the captions "INTRODUCTION--General", "INTRODUCTION--Voting at the Special Meeting", "THE MERGER--Background of the Merger", "THE MERGER--Recommendation of the Company Board; Fairness of the Offer and the Merger", "THE MERGER--Position of Purchaser Regarding Fairness of the Offer and the Merger" and "THE MERGER-- Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger" is incorporated herein by reference.

  (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  (a)-(c) The relevant information set forth under the captions "THE MERGER-- Background of the Merger", "THE MERGER--Recommendation of the Company Board; Fairness of the Offer and the Merger", "THE MERGER--Opinion of Goldman, Sachs & Co." and "THE MERGER--Position of Purchaser Regarding Fairness of the Offer and the Merger" is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

  (a) The relevant information set forth under the captions "OWNERSHIP OF SHARES" and "INFORMATION CONCERNING PURCHASER AND MERGER SUBSIDIARY" is incorporated herein by reference.

  (b) The relevant information set forth under the caption "TRANSACTIONS BY CERTAIN PERSONS IN SHARES" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The relevant information set forth under the captions "INTRODUCTION-- General", "THE MERGER--Background of the Merger", "THE MERGER--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "THE MERGER--Plans for the Company After the Merger; Certain Effects of the Offer and the Merger", "THE MERGER--The Merger Agreement", "OWNERSHIP OF SHARES" and "INFORMATION CONCERNING PURCHASER AND MERGER SUBSIDIARY" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE OFFER AND THE MERGER.

  (a) and (b) The relevant information set forth under the captions "INTRODUCTION", "THE MERGER--Background of the Merger", "THE MERGER-- Recommendation of the Company Board; Fairness of the Offer and the Merger", "THE MERGER--Interests of Certain Persons in the Merger" and "OWNERSHIP OF SHARES" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

  (a) The relevant information set forth under the captions "THE MERGER-- Rights of Dissenting Shareholders" and "THE MERGER--The Merger Agreement" and in Annex B to the Definitive Proxy Statement is incorporated herein by reference.

  (b) Not applicable.

  (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

  (a) The relevant information set forth under the caption "SELECTED INFORMATION OF THE COMPANY" is incorporated herein by reference. In addition, the Company's audited financial statements (i) from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and (ii) from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 are incorporated herein by reference.

  (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

  (a) The relevant information set forth under the captions "THE MERGER-- Background of the Merger", "THE MERGER--Recommendation of the Company Board; Fairness of the Offer and the Merger", and "THE MERGER--Plans for the Company After the Merger; Certain Effects of the Offer and the Merger" is incorporated herein by reference.

  (b) The relevant information set forth under the captions "THE MERGER-- Opinion of Goldman, Sachs & Co." and "THE MERGER--Fees and Expenses" is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

  The information set forth in the Definitive Proxy Statement, a copy of which is filed as Exhibit (d)(12) hereto, is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Summary of Terms and Conditions (FF 2,500,000 Short Term Credit Facility) dated August 6, 1997 between Purchaser and *.+

  (a)(2) Summary of Terms and Conditions (FF 2,000,000,000 Short Term Credit Facility) dated August 1, 1997 between Purchaser and *.+

  (a)(3) Summary of Terms and Conditions (FF 1,500,000,000 Revolving Credit Loan Facility) dated August 6, 1997 between Purchaser and *.+

  (a)(4) Summary of Terms and Conditions (FF 1,500,000,000 Revolving Credit Facility) dated August 1, 1997 between Purchaser and *.+

  (a)(5) Summary of Terms and Conditions (FF 2,000,000,000 Revolving Credit Facility) dated August 4, 1997 between Purchaser and *.+

  (a)(6) Summary of Terms and Conditions (FF 1,000,000,000 Revolving Credit Facility) dated August 1, 1997 between Purchaser and *.+

  (a)(7) Summary of Terms and Conditions (FF 1,000,000,000 Revolving Credit Facility) dated August 5, 1997 between Purchaser and *.+

  (a)(8) Summary of Terms and Conditions (FF 750,000,000 Revolving Credit Facility) dated August 1, 1997 between Purchaser and *.+

  (a)(9) Summary of Terms and Conditions (FF 500,000,000 Revolving Credit Facility) dated July 31, 1997 between Purchaser and *.+

  (a)(10) Summary of Terms and Conditions (USD 80,000,000 Five Year Bilateral Credit Facility) dated July 23, 1997 between Purchaser and *.+

  (a)(11) Summary of Terms and Conditions (FF 500,000,000 Revolving Credit Facility) dated August 5, 1997 between Purchaser and *.+

  (a)(12) Summary of Terms and Conditions (FF 1,000,000,000 Revolving Credit Facility) dated August 4, 1997 between Purchaser and *.+

  (a)(13) Summary of Terms and Conditions (FF 500,000,000 Revolving Credit Facility) dated August 4, 1997 between Purchaser and *.+

  (a)(14) Summary of Terms and Conditions (USD 150,000,000 Revolving Credit Facility) dated August 7, 1997 between Purchaser and *.+

  (a)(15) Summary of Terms and Conditions (FF 500,000,000 Revolving Credit Facility) dated August 7, 1997 between Purchaser and *.+

  (a)(16) Summary of Terms and Conditions (FF 4,000,000,000 Short Term Credit Facility) dated August 8, 1997 between Purchaser and *.+

  (a)(17) Summary of Terms and Conditions (FF 2,000,000,000 Revolving Credit Facility) undated between Purchaser and *.+

  (a)(18) Summary of Terms and Conditions (USD 850,000,000 Bridge Loan Facility) dated August 8, 1997 between Purchaser and *.+

  (b)(1) Opinion of Goldman, Sachs & Co. dated August 19, 1997 (attached as
Schedule II to the Offer to Purchase).+

  (b)(2) Presentation of Goldman, Sachs & Co. dated August 19, 1997.+

  (c)(1) Form of Stock Option Agreement.+

  (c)(2) Acquisition Agreement, dated as of March 12, 1990 between Purchaser and Rorer Group Inc., predecessor in interest to the Company (incorporated by reference to the registration statement on Form F-4 of the Purchaser (Registration Number 33-35645)).

  (c)(3) Agreement and Plan of Merger, dated August 19, 1997 among Purchaser, Merger Subsidiary and the Company.+

  (d)(12) Definitive Proxy Statement of the Company for the Special Meeting of the Shareholders of the Company.

  (e) Sections 1930(a) and 1571-80 (Subchapter D of Chapter 15) of the Pennsylvania Business Corporation Law.+

  (f) Not applicable.
--------
*Request for Confidential Treatment filed by Purchaser on August 22, 1997. +Previously filed in connection with this Schedule 13E-3.

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 27, 1997

                                          RHONE-POULENC S.A.

                                          By: /s/ Patrick Langlois
                                              _________________________________
                                          Name:Patrick Langlois
                                          Title:Chief Financial Officer

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 27, 1997

                                          RP VEHICLE, INC.

                                          By: /s/ Igor Landau
                                              _________________________________
                                          Name:Igor Landau
                                          Title:President

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 27, 1997

                                          RHONE-POULENC RORER INC.

                                          By: /s/ Michel de Rosen
                                              _________________________________
                                          Name:Michel de Rosen
                                          Title:Chairman and Chief Executive
                                           Officer

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                                 EXHIBIT INDEX

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
 (a)(1)      Summary of Terms and Conditions (FF 2,500,000 Short Term Credit
             Facility) dated August 6, 1997 between Purchaser and *.+
 (a)(2)      Summary of Terms and Conditions (FF 2,000,000,000 Short Term
             Credit Facility) dated August 1, 1997 between Purchaser and *.+
 (a)(3)      Summary of Terms and Conditions (FF 1,500,000,000 Revolving Credit
             Loan Facility) dated August 6, 1997 between Purchaser and *.+
 (a)(4)      Summary of Terms and Conditions (FF 1,500,000,000 Revolving Credit
             Facility) dated August 1, 1997 between Purchaser and *.+
 (a)(5)      Summary of Terms and Conditions (FF 2,000,000,000 Revolving Credit
             Facility) dated August 4, 1997 between Purchaser and *.+
 (a)(6)      Summary of Terms and Conditions (FF 1,000,000,000 Revolving Credit
             Facility) dated August 1, 1997 between Purchaser and *.+
 (a)(7)      Summary of Terms and Conditions (FF 1,000,000,000 Revolving Credit
             Facility) dated August 5, 1997 between Purchaser and *.+
 (a)(8)      Summary of Terms and Conditions (FF 750,000,000 Revolving Credit
             Facility) dated August 1, 1997 between Purchaser and *.+
 (a)(9)      Summary of Terms and Conditions (FF 500,000,000 Revolving Credit
             Facility) dated July 31, 1997 between Purchaser and *.+
 (a)(10)     Summary of Terms and Conditions (USD 80,000,000 Five Year
             Bilateral Credit Facility) dated July 23, 1997 between Purchaser and *.+
 (a)(11)     Summary of Terms and Conditions (FF 500,000,000 Revolving Credit
             Facility) dated August 5, 1997 between Purchaser and *.+
 (a)(12)     Summary of Terms and Conditions (FF 1,000,000,000 Revolving Credit
             Facility) dated August 4, 1997 between Purchaser and *.+
 (a)(13)     Summary of Terms and Conditions (FF 500,000,000 Revolving Credit
             Facility) dated August 4, 1997 between Purchaser and *.+
 (a)(14)     Summary of Terms and Conditions (USD 150,000,000 Revolving Credit
             Facility) dated August 7, 1997 between Purchaser and *.+
 (a)(15)     Summary of Terms and Conditions (FF 500,000,000 Revolving Credit
             Facility) dated August 7, 1997 between Purchaser and *.+
 (a)(16)     Summary of Terms and Conditions (FF 4,000,000,000 Short Term
             Credit Facility) dated August 8, 1997 between Purchaser and *.+
 (a)(17)     Summary of Terms and Conditions (FF 2,000,000,000 Revolving Credit
             Facility) undated between Purchaser and *.+
 (a)(18)     Summary of Terms and Conditions (USD 850,000,000 Bridge Loan
             Facility) dated August 8, 1997 between Purchaser and *.+
 (b)(1)      Opinion of Goldman, Sachs & Co. dated August 19, 1997 (attached as
             Schedule II to the Offer to Purchase).+
 (b)(2)      Presentation of Goldman, Sachs & Co. dated August 19, 1997.+
 (c)(1)      Form of Stock Option Agreement.+
 (c)(2)      Acquisition Agreement, dated as of March 12, 1990 between
             Purchaser and Rorer Group Inc., predecessor in interest to the
             Company (incorporated by reference to the registration statement on Form F-4 of the Purchaser (Registration Number 33-35645)).

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
 EXHIBIT NO.                            DESCRIPTION
 -----------                            -----------
 (c)(3)      Agreement and Plan of Merger, dated August 19, 1997 among
             Purchaser, Merger Subsidiary and the Company.+
 (d)(12)     Definitive Proxy Statement of the Company for the Special Meeting
             of the Shareholders of the Company.
 (e)         Sections 1930(a) and 1571-80 (Subchapter D of Chapter 15) of the
             Pennsylvania Business Corporation Law.+
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* Request for Confidential Treatment filed by Purchaser on August 22, 1997.
+ Previously filed in connection with this Schedule 13E-3.